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SECU... ...SION
Washington, D.C. 20549

SEC Mail Processing

JUL 03 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **MAY 1, 2018** (MM/DD/YY) AND ENDING **APRIL 30, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **A&A SECURITIES LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 LONGMIRE LANE
(No. and Street)

SELAH	**WA**	**98942**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES HUMBARD **509-907-4819**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RM

OATH OR AFFIRMATION

I, JAMES HUMBARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or A&A SECURITIES LLC, as of APRIL 30 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. WHITE
NOTARY PUBLIC
Commission # 163364
My Comm. Exp. Dec. 11, 2020
STATE OF WASHINGTON

Public Notary

Signature

CCO

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A&A SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR APRIL 30, 2019

A&A SECURITIES LLC
FINANCIAL STATEMENTS
YEAR ENDING APRIL 30, 2019

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of A&A Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A&A Securities, LLC as of April 30, 2019, the related statements of income and member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of A&A Securities, LLC as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A&A Securities, LLC's management. Our responsibility is to express an opinion on A&A Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to of A&A Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I (see page number 8) has been subjected to audit procedures performed in conjunction with the audit of A&A Securities, LLC's financial statements. The supplemental information is the responsibility of A&A Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as of A&A Securities, LLC's auditor since 2015.

Maitland, Florida

June 25, 2019

A&A SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2019

ASSETS

CURRENT ASSETS	
Cash	1,101
Cash Deposit with Clearing Organization	6,242
Accounts Receivable	50
TOTAL ASSETS	$7,393
MEMBER'S EQUITY	$7,393

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY

YEAR ENDING APRIL 30, 2019

Interest Income		41
Mutual Fund Fees		1,656
Total Revenue		1,697
Commissions		5,100
Other Expenses		9,638
Total Expense	$	14,738
NET INCOME (LOSS)		(13,041)
MEMBER'S EQUITY, beginning of year	$	6,711
MEMBER'S WITHDRAWALS		0
CAPITAL CASH CONTRIBUTION		13,723
MEMBER'S EQUITY, end of the year	$	7,393

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDING APRIL 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) Interest	$	(13,041)
Changes in Clearing Fund Deposit		(41)
Net Cash used by Operating Activities		(13,082)
Cash Flows from Financial Activities		
Member Contribution		13,723
Net Increase in Cash		641
CASH, beginning of year		460
CASH, end of year		$ 1,101

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

APRIL 30, 2019

(1) Summary of Significant Accounting Policies

Nature of Business

A&A SECURITIES LLC (a limited liability company) is registered with the Securities and Exchange Commission as a Broker Dealer under the Securities Exchange Act of 1934 and is a Member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Limited Liability Company serves clients primarily located in Eastern Washington State. Revenue is earned by selling Stocks, Mutual Funds and Variable Annuities. The Company also is authorized as a Municipal Securities Dealer (broker) and an Investment Advisory Services.

All securities transactions are cleared through Hilltop Securities on a fully disclosed basis. The Limited Liability Company does not hold or receive funds of subscribers or securities of issuers, and does not hold customers funds or securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 3 months or less to be cash equivalents for the purposes of the statement of cash flows.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Tax

The Limited Liability Company is not a tax-paying entity for the purposes of Federal or State Income Tax. Accordingly, no provision has been made in these financial statements for Federal Income Tax. The members of the Company are generally not subject to U.S. Federal, State or Local Income Tax examinations related to the Company's activities for Tax years before 2015.

State Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Federal Income Tax (continued)

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for fiscal years ending on or after December 31, 2015 are subject to examination by taxing authorities.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transmission method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017.

On January 1, 2018 the Company adopted the accounting standards update (ASU).

2014-09-Revenue from Contracts with Customers, which did not have a significant impact on results of operations.

(2) Related Party Transaction

The Company uses, at no cost, office space and services provided by related businesses of the Member manager. It is possible the terms of certain related party transactions are not the same as those that would result from transactions by wholly unrelated parties.

(3) Net Capital Requirements

The Limited Liability Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to the net capital, both as defined, not to exceed 15 to 1.

At April 30, 2019, the Company had net capital of $7,393 which was $2,393 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness as of April 30, 2019.

(4) Possession or Control Requirements

The Company adheres to the exemption provision of SEC rule 15c-3(k)(2)(ii) by having clients send all funds and securities to the correspondent clearing firm who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

(5) Subsequent Events

At the date of the audit report for A&A Securities LLC, there were no subsequent events regarding debt issuance, business acquisition or capitalization of the Company.

(6) Advertising Expense

During the period ending, April 30, 2019, the Company incurred no advertising expense.

(7) Pending and Threatened Litigation

As of the audit reporting date April 30, 2019, there were no pending or threatened litigation against the Company or its members. Also, the Company is not a party to any pending or threatened litigation

(8) Commitments and Contingency

The company had no commitments or contingencies as of April 30, 2019.

SCHEDULE I

A&A SECURITIES LLC

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF APRIL 30, 2019

Computation of Net Capital		
Total Member Equity	**$**	**7,393**
Non-Allowable Assets: Securities not readily marketable		**0**
Net Capital		**7,393**
Aggregated Indebtedness	**$**	**0**
Computation of basic Net Capital requirement		
Minimum Net Capital requires greater of 6-2/3% of total aggregate indebtedness.	**$**	**0**
Minimum dollar Net Capital requirement of reporting Broker Dealer.	**$**	**5,000**
Excess Net Capital	**$**	**2,393**
Percentage of aggregate Indebtedness of Net Capital		**0%**

There are no material differences existing between the above computation and the computation included in the company's corresponding unaudited Form X-17A-5 part II A filing, as of April 30, 2018. Accordingly, no reconciliation is necessary.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of A&A Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A&A Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which A&A Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) A&A Securities, LLC stated that A&A Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. A&A Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A&A Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

June 25, 2019

A&A Securities LLC

1151 Gibson Rd.

Selah, Washington 98942

TO WHOM IT MAY CONCERN:

A&A Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

A&A Securities LLC

I James W. Humbard affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: James W Humbard

President and CEO

Date: 04/30/2019